Exhibit 99.1

Tims China Announces Third Quarter 2024 Financial Results

Achieved Consecutive Adjusted Corporate EBITDA1 Profitability

Generated Highest-ever Company Owned and Operated Store Contribution Margin4 of 13.3%

SHANGHAI and NEW YORK, November 12, 2024 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the third quarter 2024.

THIRD QUARTER 2024 HIGHLIGHTS

●	Total revenues of RMB359.6 million (USD51.3 million), representing a 17.1% decrease from the same quarter of 2023.

●	System sales[2] of RMB372.4 million (USD53.1 million), representing a 15.5% decrease from the same quarter of 2023.

●	Net new store openings for franchised stores totaled 49 for the quarter (39 systemwide net new store opening, as certain company-owned underperforming stores were closed and we focused on sub-franchise development).

●	Company owned and operated store contribution[3], previously disclosed as adjusted store EBITDA, was RMB39.9 million (USD5.7 million), representing a 37.6% increase from the same quarter of 2023.

●	Company owned and operated store contribution margin[4], previously disclosed as adjusted store EBITDA margin, was 13.3%, representing a 5.8 percentage points improvement over the same quarter of 2023.

●	Achieved second consecutive positive adjusted corporate EBITDA[1] of RMB2.0 million (USD 0.3 million), compared to a loss of RMB63.0 million in the same quarter of 2023.

●	Registered loyalty club members totaled 22.8 million members as of September 30, 2024, representing a 35.3% year-over-year growth.

[1]	Excluding the transferred Popeyes business.
[2]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[3]	Company owned and operated store contribution, is calculated as fully burdened gross profit[5] of company owned and operated stores excluding depreciation & amortization.
[4]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
[5]	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a gain of RMB10.1 million (USD1.4 million) for the three months ended September 30, 2024, compared to a loss of RMB18.3 million in the same quarter of 2023.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “In the third quarter of 2024, we maintained adjusted corporate EBITDA profitability, despite the ongoing fierce price competition in the Chinese coffee market, after achieving first-ever adjusted corporate EBITDA profitability in the second quarter of 2024. We are committed to focusing on product differentiation and providing great value for our customers. We achieved our highest-ever quarterly company owned and operated store contribution margin of 13.3%, a year-over-year margin expansion of 5.8 percentage points, demonstrating our continuous efforts towards delivering further improvements in operational efficiencies and supply chain capabilities.

Furthering our strategic focus, we prioritize delivering healthy and high-quality products and services to our customers. We have completed the “made-to-order” renovation of 539 new and existing stores by the end of October, adding working stations designed for efficient, fresh and handmade food preparation and “open kitchens.” With this investment, our guests can watch our staff craft fresh meals from start to finish.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “In the third quarter of 2024, we delivered adjusted corporate EBITDA profitability again. We remain dedicated to enhancing our financial performance by refining our store unit economics and driving efficiencies at the corporate level. Concurrently, our rapidly growing sub-franchise business continues to generate a steady stream of cash flow and profitability, bolstering our margins. We substantially improved our store profitability and delivered year-over-year reductions in food and packaging costs, labor costs, and other store operating expenses (as a percentage of revenues from company owned and operated stores) by 6.1 percentage points, 3.0 percentage points, and 1.1 percentage points, respectively. Our marketing expenses and adjusted general and administrative expenses as a percentage of total revenues decreased by 2.3 percentage points and 2.7 percentage points year-over-year, respectively.”

Mr. Li continued, “Moving forward, our strategic focus remains firmly on delivering profitable, capital-efficient growth. We are committed to bolstering our brand and broadening our appeal by offering great value for money with our fresh and healthy food selections. Additionally, we are collaborating closely with our sub-franchisees to boost customer traffic and optimize our supply chain efficiency, thereby enhancing overall store economics and our bottom-line profitability.”

THIRD QUARTER 2024 FINANCIAL RESULTS

Total revenues reached RMB359.6 million (USD51.3 million) for the three months ended September 30, 2024, representing a decrease of 17.1% from RMB433.9 million in the same quarter of 2023. Total revenues comprise:

●	Revenues from Company owned and operated store sales were RMB299.5 million (USD42.7 million) for the three months ended September 30, 2024, representing a decrease of 22.9% from RMB388.3 million in the same quarter of 2023. The decrease was primarily attributable to closures of certain underperforming stores and a 20.7% decrease in same-store sales growth for company owned and operated stores in the third quarter of 2024. The decrease was attributable to a 12.3% decline in the number of orders from 15.4 million in the third quarter of 2023 to 13.5 million in the same quarter of 2024, and a 12.0% year-over-year decrease in average ticket size.

●	Other revenues were RMB60.1 million (USD8.6 million) for the three months ended September 30, 2024, representing an increase of 31.8% from RMB45.6 million in the same quarter of 2023. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 174 as of September 30, 2023 to 382 as of September 30, 2024.

Company owned and operated store costs and expenses were RMB279.6 million (USD39.9 million) for the three months ended September 30, 2024, representing a decrease of 29.0% from RMB394.1 million in the same quarter of 2023. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB86.9 million (USD12.4 million), representing a decrease of 36.3% from RMB136.3 million, as we continue to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 6.1 percentage points from 35.1% in the third quarter of 2023 to 29.0% in the same quarter of 2024.

●	Rental and property management fee was RMB57.8 million (USD8.2 million), representing a decrease of 23.1% from RMB75.1 million, mainly due to the closure of certain underperforming stores and in line with the revenue trend. Rental and property management fee as a percentage of revenues from company owned and operated stores remained flat at 19.3% in both the third quarter of 2023 and 2024.

●	Payroll and employee benefits expenses were RMB50.7 million (USD7.2 million), representing a decrease of 34.5% from RMB77.3 million. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 3.0 percentage points from 19.9% in the third quarter of 2023 to 16.9% in the same quarter of 2024, primarily due to the continuous refinement of staffing arrangements and optimization of store managerial efficiency.

●	Delivery costs were RMB30.8 million (USD4.4 million), representing a decrease of 9.8% from RMB34.2 million, which was in line with the trend of delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.5 percentage points to 10.3% in the third quarter of 2024 compared to 8.8% in the same quarter of 2023.

●	Other operating expenses were RMB23.7 million (USD3.4 million), representing a decrease of 32.0% from RMB34.8 million, driven by the cost optimization measures and in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 1.1 percentage points to 7.9% in the third quarter of 2024 compared to 9.0% in the same quarter of 2023.

●	Store depreciation and amortization expenses were RMB29.8 million (USD4.2 million), representing a decrease of 18.1% from RMB36.4 million, which was attributable to the closure of certain underperforming stores and in line with the revenue trend. Store depreciation and amortization as a percentage of revenues from company owned and operated stores increased by 0.5 percentage points to 9.9% in the third quarter of 2024 compared to 9.4% in the same quarter of 2023.

Costs for other revenues were RMB45.3 million (USD6.5 million) for the three months ended September 30, 2024, representing an increase of 7.6% from RMB42.1 million in the same quarter of 2023, which was primarily driven by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 174 as of September 30, 2023 to 382 as of September 30, 2024, offset by the streamlined e-commerce business. Costs for other revenues as a percentage of other revenues decreased by 16.9 percentage points from 92.3% in the third quarter of 2023 to 75.4% in the same quarter of 2024 due to higher margins we generated from both franchise business and e-commerce business during the third quarter of 2024.

Marketing expenses were RMB18.5 million (USD2.6 million) for the three months ended September 30, 2024, representing a decrease of 42.1% from RMB32.0 million in the same quarter of 2023, driven by our cost optimization measures and higher brand influence. Marketing expenses as a percentage of total revenues decreased by 2.3 percentage points from 7.4% in the third quarter of 2023 to 5.1% in the same quarter of 2024.

General and administrative expenses were RMB39.8 million (USD5.7 million) for the three months ended September 30, 2024, representing a decrease of 39.6% from RMB65.8 million in the same quarter of 2023, which was primarily due to: (i) a reduction of our headquarter headcount and cost optimization measures; (ii) decrease in share-based compensation expenses; and (iii) decrease in professional fees. Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB1.4 million (USD0.2 million), were RMB38.4 million (USD5.5 million), representing a decrease of 39.5% from RMB63.4 million in the same quarter of 2023. Adjusted general and administrative expenses as a percentage of total revenues decreased by 2.7 percentage points from 13.4% in the third quarter of 2023 to 10.7% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB15.6 million (USD2.2 million) for the three months ended September 30, 2024, representing an increase of 3.4% from RMB15.1 million in the same quarter of 2023, which was primarily driven by the increase in the number of our system-wide stores from 759 as of September 30, 2023 to 946 as of September 30, 2024, offset by a 15.5% year-over-year decrease in system sales. Franchise and royalty expenses as a percentage of total revenues increased by 0.9 percentage points, from 3.5% in the third quarter of 2023 to 4.4% in the same quarter of 2024 due to the increase of amortized upfront franchise fees.

Impairment losses of long-lived assets were RMB15.6 million (USD2.2 million) for the three months ended September 30, 2024, compared to RMB13.0 million in the same quarter of 2023, which was primarily due to the planned closing of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB55.9 million (USD8.0 million) for the three months ended September 30, 2024, a significant reduction compared to RMB147.7 million in the same quarter of 2023.

Adjusted Corporate EBITDA was a gain of RMB2.0 million (USD0.3 million) for the three months ended September 30, 2024, compared to a loss of RMB63.0 million in the same quarter of 2023. Adjusted Corporate EBITDA margin was positive 0.6% in the third quarter of 2024, representing an improvement of 15.1 percentage points from negative 14.5% in the same quarter of 2023.

Net loss from continuing operations was RMB87.4 million (USD12.5 million) for the three months ended September 30, 2024, compared to RMB147.6 million for the same quarter of 2023. Adjusted net loss was RMB41.4 million (USD5.9 million) for the three months ended September 30, 2024, compared to RMB100.1 million for the same quarter of 2023. Adjusted net loss margin was negative 11.5% in the third quarter of 2024, representing an improvement of 11.6 percentage points from negative 23.1% in the same quarter of 2023.

Net gain from discontinued operations was zero for the three months ended September 30, 2024, compared to net loss of RMB12.0 million for the same quarter of 2023.

Net loss was RMB87.4 million (USD12.5 million) for the three months ended September 30, 2024, compared to RMB159.7 million for the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB0.55 (USD0.08) in the third quarter of 2024, compared to RMB1.01 in the same quarter of 2023. Adjusted basic and diluted net loss per ordinary share was RMB0.26 (USD0.04) in the third quarter of 2024, compared to RMB0.64 in the same quarter of 2023.

Liquidity

As of September 30, 2024, the Company’s total cash and cash equivalents, and time deposits were RMB203.7 million (USD29.1 million), compared to RMB219.5 million as of December 31, 2023. The change was primarily attributable to the financing from our founding shareholders, partially offset by cash disbursements on the back of the expansion of our business and store network nationwide and the repayment of certain bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
Tims only	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
(Exclude the discontinued business)	2023	2023	2024	2024	2024

Total stores	759	902	906	907	946
Company owned and operated stores	585	619	604	574	564
Franchised stores	174	283	302	333	382
Same-store sales growth for system-wide stores	0.1%	2.6%	-13.6%	-14.6%	-21.7%
Same-store sales growth for company owned and operated stores	-0.4%	2.5%	-11.7%	-13.8%	-20.7%
Registered loyalty club members (in thousands)	16,867	18,545	20,009	21,403	22,815
Company owned and operated store contribution (Renminbi in thousands)	29,010	15,714	7,241	33,154	39,922
Company owned and operated store contribution margin	7.5%	4.8%	2.4%	10.3%	13.3%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously disclosed as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously disclosed as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of rental deposits, one-off expense of store closure, professional fees related to Popeyes transaction and other financing programs, impairment losses of long-lived assets and loss on disposal of property and equipment.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, professional fees related to Popeyes transaction and other financing programs, impairment losses of long-lived assets, impairment losses of rental deposits, one-off expense of store closure, loss on disposal of property and equipment, changes in fair value of Deferred Contingent consideration, changes in fair value of convertible notes, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On September 5, 2024, Tims China partnered with Meng Lan, the beloved panda superstar, as its “Chief Bagel Recommendation Officer”, to launch Tims China’s second annual Bagel Festival. This collaboration launched with our introduction of four new seasonal products, offering a delicious and, importantly, also health-conscious way to enjoy our popular bagels. To further celebrate the Festival, Tims China offered special promotions designed to increase frequency of guest visits, including the “Multi-Grain Bagel Six-Pass,” “Smile Bagel Three-Pass,” and an exclusive deal for new members to enjoy our well-liked Multi-Grain Bagel for just 8.8 RMB. Limited-edition Meng Lan-themed packaging, including paper bags, bagel boxes, and stickers, were also available on a first come first serve basis, allowing customers to bring home a piece of Meng Lan’s charm. Tims China’s partnership with Meng Lan reflects its aspiration and commitment to being part of everyday life and integrating deeply into Chinese culture.

On October 17, 2024, Tims China participated in the Fourth ESG Global Leaders Summit in Shanghai as the coffee sponsor of the conference, showcasing its presence in the sustainable consumer sector in China. Mr. Yongchen Lu, CEO & Director of Tims China, took part in a panel discussion titled “Consensus on New Green Consumption Concepts.” Tims China is keenly focused on sustainable development in all aspects of our business, from our coffee cups to our furnishings.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0111 to USD1.00, the exchange rate in effect on September 27, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, November 12, 2024, at 8:00 am Eastern Time (on Tuesday, November 12, 2024, at 9:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register.vevent.com/register/BI0020d540f6a64a69806219ade06628f5

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/9sbntepg

The webcast features a ’Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s

Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	September 30, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	202,315	196,734	28,060
Time deposits	17,165	7,007	1,000
Accounts receivable, net	27,562	41,315	5,893
Inventories	49,866	35,004	4,993
Prepaid expenses and other current assets	156,855	161,830	23,081
Current assets of discontinued operations	4,857	-	-
Total current assets	458,620	441,890	63,027

Non-current assets:
Property and equipment, net	669,641	536,088	76,463
Intangible assets, net	107,317	101,787	14,518
Operating lease right-of-use assets	785,437	536,350	76,500
Other non-current assets	63,855	60,069	8,568
Noncurrent assets of discontinued operations	130,569	-	-
Total non-current assets	1,756,819	1,234,294	176,049
Total assets	2,215,439	1,676,184	239,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	538,233	383,452	54,692
Accounts payable	219,775	203,587	29,038
Contract liabilities	40,715	43,348	6,183
Amount due to related parties	53,004	29,860	4,259
Convertible notes, at fair value	-	451,277	64,366
Operating lease liabilities	189,835	179,352	25,581
Other current liabilities	290,713	187,241	26,706
Current liabilities of discontinued operations	63,558	-	-
Total current liabilities	1,395,833	1,478,117	210,825

Non-current liabilities:
Bank borrowings, non-current	5,266	283	40
Convertible notes, at fair value	420,712	445,360	63,522
Contract liabilities	5,272	6,290	897
Amount due to related parties	94,200	-	-
Operating lease liabilities	653,659	421,150	60,069
Other non-current liabilities	8,637	7,634	1,090
Noncurrent liabilities of discontinued operations	54,289	-	-
Total non-current liabilities	1,242,035	880,717	125,618
Total liabilities	2,637,868	2,358,834	336,443

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,807,715	1,818,539	259,380
Accumulated losses	(2,256,424)	(2,536,947)	(361,847)
Accumulated other comprehensive income	21,492	27,044	3,858
Treasury shares	-	-	-
Total (deficit) equity attributable to shareholders of the Company	(427,207)	(691,354)	(98,608)
Non-controlling interests	4,778	8,704	1,241
Total shareholders’ (deficit) equity	(422,429)	(682,650)	(97,367)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	2,215,439	1,676,184	239,076

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	388,321	299,455	42,712	1,061,399	918,141	130,956
Other revenues	45,600	60,099	8,572	120,708	140,392	20,024
Total revenues	433,921	359,554	51,284	1,182,107	1,058,533	150,980

Costs and expenses, net:
Company owned and operated stores
Food and packaging	136,299	86,855	12,388	371,019	289,289	41,261
Rental and property management fee	75,126	57,799	8,244	221,844	184,571	26,326
Payroll and employee benefits	77,346	50,683	7,229	229,677	176,662	25,197
Delivery costs	34,161	30,805	4,394	86,159	90,587	12,920
Other operating expenses	34,805	23,678	3,377	92,234	72,291	10,311
Store depreciation and amortization	36,354	29,792	4,249	103,782	93,540	13,342
Company owned and operated store costs and expenses	394,091	279,612	39,881	1,104,715	906,940	129,357

Costs of other revenues	42,112	45,330	6,465	98,806	105,080	14,988
Marketing expenses	31,953	18,496	2,638	75,510	51,085	7,286
General and administrative expenses	65,829	39,752	5,670	263,597	134,002	19,113
Franchise and royalty expenses	15,126	15,632	2,230	41,960	43,809	6,249
Other operating costs and expenses	9,971	783	112	19,904	10,479	1,495
Loss on disposal of property and equipment	11,923	1,098	157	13,780	3,716	530
Impairment losses of long-lived assets	13,014	15,585	2,223	21,792	40,386	5,760
Other income	2,448	815	116	8,432	5,070	723
Total costs and expenses, net	581,571	415,473	59,260	1,631,632	1,290,427	184,055

Operating loss	(147,650)	(55,919)	(7,976)	(449,525)	(231,894)	(33,075)

Interest income	7,474	980	140	10,984	2,221	317
Interest expenses	(4,572)	(4,078)	(583)	(13,761)	(18,742)	(2,673)
Foreign currency transaction loss	1,159	(37)	(5)	(614)	4,417	629
Loss of the debt extinguishment	-	-	-	-	(10,657)	(1,520)
Changes in fair value of Deferred Contingent consideration	6,331	-	-	6,331	(16,941)	(2,416)
Changes in fair value of convertible notes	(10,046)	(27,921)	(3,982)	(31,372)	(48,461)	(6,912)
Changes in fair value of warrant liabilities	-	-	-	(83,966)	-	-
Changes in fair value of ESA derivative liabilities	(315)	-	-	19,594	-	-

Loss from continuing operations before income taxes	(147,619)	(86,975)	(12,406)	(542,329)	(320,057)	(45,650)
Income tax expenses	-	(410)	(58)	-	(1,499)	(214)
Net loss from continuing operations	(147,619)	(87,385)	(12,464)	(542,329)	(321,556)	(45,864)

Discontinued operations：
Loss from discontinued operations (including gain on disposal of Popeyes business RMB66,203 thousand in 2024) before income taxes	(12,041)	-	-	(19,439)	44,959	6,413
Income tax expenses	-	-	-	-	-	-
Net loss from discontinued operations	(12,041)	-	-	(19,439)	44,959	6,413

Net loss	(159,660)	(87,385)	(12,464)	(561,768)	(276,597)	(39,451)

Less: Net (income) loss attributable to non-controlling interests	943	1,466	209	2,399	3,926	560
Net Loss attributable to shareholders of the Company
-from continuing operations	(148,562)	(88,851)	(12,673)	(544,728)	(325,482)	(46,424)
-from discontinued operations	(12,041)	-	-	(19,439)	44,959	6,413
Basic and diluted loss per Ordinary Share	(1.01)	(0.55)	(0.08)	(3.75)	(1.73)	(0.25)

Net loss	(159,660)	(87,385)	(12,464)	(561,768)	(276,597)	(39,451)

Other comprehensive income (loss)
Unrealized gain on short-term investment, net of nil income taxes	(4,965)	-	-	(2,134)	-	-
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(2,182)	1,280	183	(9,848)	(213)	(30)
Foreign currency translation adjustment, net of nil income taxes	239	10,866	1,549	(6,490)	5,765	822

Total comprehensive loss	(166,568)	(75,239)	(10,732)	(580,240)	(271,045)	(38,659)

Less: Comprehensive loss attributable to non- controlling interests	943	1,466	209	2,399	3,926	560
Comprehensive loss attributable to shareholders of the Company	(167,511)	(76,705)	(10,941)	(582,639)	(274,971)	(39,219)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(30,446)	(12,999)	(1,854)	(115,565)	(8,038)	(1,146)
Net cash provided by/(used in) investing activities	63,781	7,426	1,059	127,938	(21,259)	(3,032)
Net cash provided by/(used in) financing activities	171,822	27,980	3,991	200,435	16,204	2,311
Effect of foreign currency exchange rate changes on cash	1,006	5,460	778	9,870	6,240	889
Net increase/(decrease) in cash	206,163	27,867	3,974	222,678	(6,853)	(978)
Cash at beginning of the period	255,592	168,867	24,086	239,077	203,587	29,038
Cash at end of the period	461,755	196,734	28,060	461,755	196,734	28,060

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	388,321	299,455	42,712	1,061,399	918,141	130,956
Food and packaging costs - company owned and operated stores	(136,299)	(86,855)	(12,388)	(371,019)	(289,289)	(41,261)
Rental expenses - company owned and operated stores	(75,126)	(57,799)	(8,244)	(221,844)	(184,571)	(26,326)
Payroll and employee benefits - company owned and operated stores	(77,346)	(50,683)	(7,229)	(229,677)	(176,662)	(25,197)
Delivery costs - company owned and operated stores	(34,161)	(30,805)	(4,394)	(86,159)	(90,587)	(12,920)
Other operating expenses - company owned and operated stores	(34,805)	(23,678)	(3,377)	(92,234)	(72,291)	(10,311)
Store depreciation and amortization	(36,354)	(29,792)	(4,249)	(103,782)	(93,540)	(13,342)
Franchise and royalty expenses - company owned and operated stores	(12,485)	(9,713)	(1,385)	(33,962)	(30,101)	(4,293)
Fully-burdened gross (loss) profit - company owned and operated stores	(18,255)	10,130	1,446	(77,278)	(18,900)	(2,694)
Store depreciation and amortization	36,354	29,792	4,249	103,782	93,540	13,342
Store pre-opening expenses	10,910	-	-	26,751	5,677	810
Company owned and operated store contribution	29,009	39,922	5,695	53,255	80,317	11,458
Company owned and operated store contribution margin	7.5%	13.3%	13.3%	5.0%	8.7%	8.7%

B. Adjusted general and administrative expenses

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses from continuing operations	(65,829)	(39,752)	(5,670)	(263,597)	(134,002)	(19,113)
Adjusted for:
Share-based compensation expenses	3,009	1,375	196	61,727	1,260	180
Professional fees related to financing programs	4,622	-	-	27,841	10,464	1,492
Impairment losses of rental deposits	-	-	-	-	2,457	350
Adjusted General and administrative expenses	(58,198)	(38,377)	(5,474)	(174,029)	(119,821)	(17,091)
Adjusted General and administrative expenses as a % of total revenue	13.4%	10.7%	10.7%	14.7%	11.3%	11.3%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Operating loss from continuing operations	(147,650)	(55,919)	(7,976)	(449,525)	(231,894)	(33,075)
Adjusted for:
Store pre-opening expenses	10,910	-	-	26,751	5,677	810
Depreciation and amortization	41,162	39,896	5,690	119,196	123,478	17,612
Share-based compensation expenses	3,009	1,375	196	61,727	1,260	180
Impairment losses of rental deposits	-	-	-	-	2,457	350
One-off expense of store closure	-	-	-	-	3,181	454
Professional fees related to financing programs	4,622	-	-	27,841	10,464	1,492
Impairment losses of long-lived assets	13,014	15,585	2,223	21,792	40,386	5,760
Loss on disposal of property and equipment	11,923	1,098	157	13,780	3,716	530
Adjusted Corporate EBITDA	(63,010)	2,035	290	(178,438)	(41,275)	(5,887)
Adjusted Corporate EBITDA Margin	-14.5%	0.6%	0.6%	-15.1%	-3.9%	-3.9%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations	(147,619)	(87,385)	(12,464)	(542,329)	(321,556)	(45,864)
Adjusted for:
Store pre-opening expenses	10,910	-	-	26,751	5,677	810
Share-based compensation expenses	3,009	1,375	196	61,727	1,260	180
Professional fees related to financing programs	4,622	-	-	27,841	10,464	1,492
Impairment losses of long-lived assets	13,014	15,585	2,223	21,792	40,386	5,760
Impairment losses of rental deposits	-	-	-	-	2,457	350
One-off expense of store closure	-	-	-	-	3,181	454
Loss on disposal of property and equipment	11,923	1,098	157	13,780	3,716	530
Loss of the debt extinguishment	-	-	-	-	10,657	1,520
Changes in fair value of Deferred Contingent consideration	(6,331)	-	-	(6,331)	16,941	2,416
Changes in fair value of convertible notes	10,046	27,921	3,982	31,372	48,461	6,912
Changes in fair value of warrant liabilities	-	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	315	-	-	(19,594)	-	-
Adjusted Net loss	(100,111)	(41,406)	(5,906)	(301,025)	(178,356)	(25,440)
Adjusted Net loss Margin	-23.1%	-11.5%	-11.5%	-25.4%	-16.8%	-16.8%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(148,562)	(88,851)	(12,673)	(544,728)	(325,482)	(46,424)
Adjusted for:
Store pre-opening expenses	10,910	-	-	26,751	5,677	810
Share-based compensation expenses	3,009	1,375	196	61,727	1,260	180
Professional fees related to financing programs	4,622	-	-	27,841	10,464	1,492
Impairment losses of long-lived assets	13,014	15,585	2,223	21,792	40,386	5,760
Impairment losses of rental deposits	-	-	-	-	2,457	350
One-off expense of store closure	-	-	-	-	3,181	454
Loss on disposal of property and equipment	11,923	1,098	157	13,780	3,716	530
Loss of the debt extinguishment	-	-	-	-	10,657	1,520
Changes in fair value of Deferred Contingent consideration	(6,331)	-	-	(6,331)	16,941	2,416
Changes in fair value of convertible notes	10,046	27,921	3,982	31,372	48,461	6,912
Changes in fair value of warrant liabilities	-	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	315	-	-	(19,594)	-	-
Adjusted Net loss attributable to shareholders of the Company	(101,054)	(42,872)	(6,115)	(303,424)	(182,282)	(26,000)
Weighted average shares outstanding used in calculating basic and diluted loss per share	158,746,919	162,396,330	162,396,330	150,283,284	162,053,937	162,053,937
Adjusted basic and diluted net loss per Ordinary Share	(0.64)	(0.26)	(0.04)	(2.02)	(1.12)	(0.16)